UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           EUROWEB INTERNATIONAL CORP.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    298801408
                                 (CUSIP Number)

                                 CORCYRA d.o.o.
                           c/o Elliot H. Lutzker, Esq.
                               Phillips Nizer LLP
                 666 Fifth Avenue, New York, New York 10103-0084
                                 (212) 977-9700
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 1, 2006
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  298801408


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     CORCYRA d.o.o. - None
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     AF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of Croatia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,326,043*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,326,043*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,326,043*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43%* (Based on an outstanding number of shares of common stock of 5,414,370 as of November 9, 2006)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

*See following page

CUSIP No.  298801408


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     KSD Pacific, LLC - 20-5478852
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Nevada
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,326,043*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,326,043*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,326,043*
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43% (Based on an outstanding number of shares of common stock of 5,414,370 as of November 9, 2006.)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO
--------------------------------------------------------------------------------

* See following page

CUSIP No.  298801408


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Yossi Attia - None
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a)  |_|
     (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     PF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United_States_and_Israel_(dual_citizenship).
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    50,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,326,043*
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           50,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,326,043*
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.5% (Based on an outstanding number of shares of common stock of 5,414,370 as of November 9, 2006.)

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

* See following page

* Pursuant to the Stock Purchase Agreement dated as of January 28, 2005 (the "Purchase Agreement"), by and between CORCYRA d.o.o. ("CORCYRA") and KPN Telecom B.V. ("KPN"), CORCYRA acquired from KPN, 289,855 shares of common stock of EuroWeb International Corp. (the "Issuer"), which represented 4.96% of the Issuer's issued and outstanding shares as of March 17, 2006. Pursuant to the Purchase Agreement, CORCYRA had agreed to purchase KPN's remaining 2,036,188 shares (subject to appropriate adjustment) of common stock (the "Remaining Stock") of the Issuer on April 30, 2006.

Subsequent to the filing of the initial Schedule 13D, the parties entered into Amendment No. 1 (the "Amended Purchase Agreement") dated as of April 28, 2006, to the Purchase Agreement. In accordance with the terms of the Amended Purchase Agreement, 434,783 shares of the Remaining Stock was purchased by CORCYRA from KPN on April 28, 2006 paying $3.45 per share.

As set forth in Amendment No. 2 to this Schedule 13D, KSD Pacific, LLC, a Nevada limited liability company ("KSD") purchased from Moshe Har Adir all of the issued and outstanding shares of capital stock of CORCYRA in exchange for $10,830,377. Yossi Attia, sole officer and director of CORCYRA and sole member of KSD is chief executive officer and a director of the Issuer. Pursuant to Amendment No. 2 dated as of December 1, 2006, to the Purchase Agreement, CORCYRA and KPN agreed to split the purchase of the remaining 1,601,405 shares of Common Stock into two tranches rather than purchasing all of the remaining stock in one tranche on December 1, 2006. In accordance with the terms of Amendment No. 2 781,006 shares of the Remaining Stock were purchased by CORCYRA from KPN on December 1, 2006 paying $3.85 per share or an aggregate of $3,000,000. The balance of the Remaining Stock of 820,399 shares is scheduled to be purchased by CORCYRA from KPN on or before July 2, 2007; provided, however, that CORCYRA may accelerate the closing to an earlier month-end date as specified in such notice. Accordingly, pursuant to Rule 13d-3(d)(1), this Schedule 13D, as amended, reports beneficial ownership of 43% or 2,326,043 shares, consisting of the 1,505,644 shares that CORCYRA currently holds (representing about 27.8% of the Issuer's issued and outstanding shares as of November 9, 2006) and the 820,399 shares to be acquired by CORCYRA.

Item 1.  Security and Issuer.

         This statement on Schedule 13D, as amended (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of EuroWeb International Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 468 North Camden Drive, Suite 256(I), Beverly Hills, CA 90210.

Item 2.  Identity and Background.

         (a) This Statement is being filed by CORCYRA, KSD (the sole shareholder of CORCYRA) and Yossi Attia ("Mr. Attia") (the sole officer and director of CORCYRA and sole member of KSD).

         (b) The business address of CORCYRA, is : Valdabeckiput 118, Pula, Croatia 52100. The business address of KSD and Mr. Attia is 1061 1/2 N. Spaulding Avenue, West Hollywood, CA 90046.

         (c) CORCYRA is currently a designated single asset company and is reviewing opportunities to merge or acquire one or more ongoing entities in order to maximize its resources. KSD Pacific, LLC is the sole owner of CORCYRA and Mr. Attia is the sole officer and director of CORCYRA and sole manager of KSD; Mr Attia is employed by the Issuer in a business that is unrelated to CORCYRA or KSD's business which, other than its ownership of CORCYRA, is unrelated. Mr. Attia is chief executive officer and a director of the Issuer.

         (d)-(e) Neither CORCYRA, KSD nor Mr. Attia has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) CORCYRA is a Croatia corporation. Mr. Attia is a citizen of the United States and Israel and resides in California.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V., a Netherlands corporation ("KPN") and CORCYRA (the "Purchase Agreement"), a copy of which is attached hereto as Exhibit 1, CORCYRA paid to KPN U.S. $1,000,000 to purchase 289,855 shares of Common Stock of the Issuer using personal funds of Mr. Moshe Har Adir, then CORCYRA's sole shareholder who contributed to CORCYRA for the purpose of purchasing such shares. Pursuant to Amendment No. 1 to the Stock Purchase Agreement dated as of April 28, 2006, a copy of which is attached as Exhibit 2, CORCYRA paid KPN U.S. $1,500,000 to purchase 434,783 shares of the Remaining Stock using personal funds of Mr. Har Adir contributed to CORCYRA for the purpose of purchasing such shares.

         Pursuant to Amendment No. 2 dated as of December 1, 2006, to the Purchase Agreement a copy of which is attached hereto as Exhibit 9, CORCYRA and KPN agreed to split the purchase of the remaining 1,601,405 shares of Common Stock into two tranches rather than purchasing all of the remaining stock in one tranche on December 1, 2006. In accordance with the terms of Amendment No. 2 781,006 shares of the Remaining Stock was purchased by CORCYRA from KPN on December 1, 2006 paying $3.85 per share or an aggregate of $3,000,000.

         On December 1, 2006, Mr. Moshe Har Adir confirmed that the letter to KPN, a copy of which is attached hereto as Exhibit 3, pursuant to which Mr. Har Adir had committed personally to fund CORCYRA's payment obligations under the Purchase Agreement remained in effect with regard to the Purchase Agreement as modified by Amendment No. 2 to the Purchase Agreement.

Item 4.  Purpose of Transaction.

         As set forth below, CORCYRA has agreed to acquire from KPN an aggregate of 2,326,043 shares of Common Stock of the Issuer pursuant to the Purchase Agreement and the Amended Purchase Agreement. All dollar amounts referred to herein are in U.S. dollars. Pursuant to the Purchase Agreement, on February 1, 2005 (the "Initial Closing"), CORCYRA purchased 289,855 shares of Common Stock of the Issuer for $1,000,000 and had agreed to purchase KPN's remaining 2,036,188 shares (subject to appropriate adjustment) of Common Stock of the Issuer on April 30, 2006.

         Subsequent to the filing of the initial Schedule 13D, however, the parties entered into Amendment No. 1 to the Purchase Agreement, a copy of which is attached as Exhibit 2. Pursuant to the Amended Purchase Agreement, CORCYRA and KPN agreed to split the purchase of the remaining 2,036,188 shares of common stock (the "Remaining Stock") into two tranches rather than purchasing the Remaining Stock in one tranche on April 30, 2006, as originally contemplated by the parties. In accordance with the terms of Amendment No. 1 to the Purchase Agreement, 434,783 shares of the Remaining Stock was purchased by CORCYRA from KPN on April 28, 2006. 1,601,405 shares constituting the rest of the Remaining Stock (the "Final Shares") was scheduled to be purchased by CORCYRA from KPN on December 1, 2006 (the "Final Closing").

         Pursuant to Amendment No. 2, dated as of December 1, 2006 to the Purchase Agreement, a copy of which is attached hereto as Exhibit 9, CORCYRA and KPN agreed to split the purchase of the remaining 1,601,405 shares of Common Stock into two tranches rather than purchasing all of the remaining stock in one tranche on December 1, 2006. In accordance with the terms of Amendment No. 2 781,006 shares of the remaining stock was purchased by CORCYRA from KPN on December 1, 2006, paying $3.85 per share, or an aggregate of $3,000,000. The remaining 820,399 Final Shares are scheduled to be purchased by CORCYRA from KPN on July 2, 2007; provided, however, that CORCYRA may accelerate the Final Closing to an earlier month-end date as specified in such notice (with no penalty for accelerating the Final Closing); provided, further, that the Final Closing is subject to the satisfaction or waiver of all of the conditions to closing set forth in the Purchase Agreement and the Amended Purchase Agreement.

         Pursuant to the terms of Amendment No. 2 to the Purchase Agreement, CORCYRA shall deliver to KPN a U.S. bank guarantee satisfactory to KPN that guarantees CORCYRA's remaining payment obligation of $2,929,476 constituting the Final Closing Purchase Price (the "Bank Guarantee"), as soon as practicable following December 1, 2006, but in any event no later than January 15, 2007. As soon as reasonably practicable following CORCYRA's delivery to KPN of the Bank Guarantee, KPN shall deliver to CORCYRA irrevocable instructions to the Escrow Agent to transfer to CORCYRA one or more certificates representing the 781,006 shares purchased on December 1, 2006. In the event CORCYRA is unable to deliver the Bank Guarantee on or before January 15, 2007, CORCYRA shall pay to KPN $250,000 (the "Advance"), and upon receipt of such payment, KPN shall deliver to CORCYRA irrevocable instructions to the Escrow Agent to transfer to CORCYRA one or more certificates representing such shares. Subject to the Final Closing, KPN will credit payment by CORCYRA of the Advance toward CORCYRA's payment of Final Closing Purchase Price.

         CORCYRA was required to cumulate a monthly premium payment of $28,560 to be paid on December 1, 2006 (together, the "Premium Payments"). Of each Premium Payment, $14,403 was paid on December 1, 2006 and the remaining $14,157 is due at the Final Closing. At the Final Closing, CORCYRA will purchase the Final Shares for an amount (the "Final Closing Purchase Price") equal to the sum of (i) the amount listed on Exhibit 1 of Amendment No. 2 to the Purchase Agreement that corresponds to the date of the Final Closing plus (ii) the Additional Payment (as defined below) plus (iii) any Premium Payments due and payable by CORCYRA to KPN prior to the Final Closing but remaining unpaid. "Additional Payment" means, if positive, the product of (a) 820,399, (b) 0.35 and (c) the difference between (i) the average closing price per share of Common Stock of the Issuer on The Nasdaq Capital Market for the sixty (60) trading days ending on the second business day prior to the applicable Final Closing Date minus (ii) $3.45. In the event that Purchaser pays the Advance, the Final Closing Purchase Price is subject to reduction in the amount of the Advance. If CORCRYA shall default in the payment of any amount becoming due hereunder on the Final Closing Date (including without limitation by defaulting on its obligation to purchase the Final Shares), CORCYRA shall upon KPN's demand from time to time pay interest on such amount up to (but not including) the date of actual payment (as well as before judgment) at a rate per annum (computed on the terms of the actual number of days elapsed over a year of 360 days), to the extent permitted by law, equal to the prime rate of interest announced by Citibank, N.A. on July 2, 2007 plus 15%. The foregoing shall not limit any rights or remedies that would otherwise be available to KPN.

         The Final Shares are being held in escrow pursuant to an Escrow Agreement dated as of January 28, 2005 by and between KPN, CORCYRA and JPMorgan Chase Bank N.A. (the "Escrow Agreement") as last amended pursuant to Amendment No. 2 (the Escrow Amendment) dated as of December 1, 2006 to the Escrow Agreement, copies of which are attached hereto as Exhibits 4 and 10, respectively, until the Final Closing Purchase Price is paid in full upon satisfaction of the closing conditions contained in the Purchase Agreement (and the Amended Purchase Agreement) or until the Purchase Agreement (and the Amended Purchase Agreement) is otherwise terminated in accordance with its terms. See
Item 6 of this Schedule for a description of CORCYRA's voting rights with respect to the Final Shares.

         In connection with the Initial Closing, KPN agreed to use its best efforts to cause the resignation of KPN's sole two representatives on the Board of Directors of the Issuer, and propose to the Issuer that two representatives of CORCYRA be designated to fill the vacancies created thereby. Accordingly, Hans Lipman and Daniel Kwantes resigned from the Board of Directors of the Issuer effective upon Initial Closing, and at a meeting dated January 31, 2005, the Board of Directors of the Issuer voted for Ilan Kenig and Yossi Attia to fill the vacancies created by the resignations of Messrs. Lipman and Kwantes. At the Annual Meeting of the Issuer held on June 2, 2005, the Issuer's shareholders elected Ilan Kenig and Yossi Attia to serve as the directors until the next annual meeting.

         Pursuant to a proposal letter dated December 2, 2004 (the "Proposal") addressed to CORCYRA, Cukierman & Co. Consulting Ltd. ("Cukierman") will act as advisor in establishing a future strategic plan for the Issuer to enhance shareholder wealth, which may include, among other things, raising capital, entering into strategic alliances and partnerships and/or making acquisitions, rearranging the Issuer's assets and aggressively seeking opportunities that will enable the Issuer to grow. The Proposal on the scope of the business and strategic plan by Cukierman is attached hereto as Exhibit 6 and is an integral part of this Statement. Although Cukierman acted as the Issuer's investment banking advisors in connection with the sale of assets voted upon at the Issuer's May 15, 2006 shareholders meeting, Cukierman has no relationship with CORCYRA or any of its directors or affiliates.

         Except as otherwise described herein and/or in the Purchase Agreement, as amended, and/or the Proposal, neither CORCYRA, KSD, nor Yossi Attia have any plans or proposals as of the date hereof that relate to or would result in
(a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.

         References to, and descriptions of, the Purchase Agreement, as amended, the Escrow Agreement, as amended, and the Proposal as set forth herein are qualified in their entirety by reference to the copy of such documents, respectively, included as Exhibits to this Schedule, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5.  Interest in Securities of the Issuer.

         (a) Pursuant to the Purchase Agreement and the Amended Purchase Agreement, CORCYRA acquired, and now holds directly approximately 27.8% or 1,505,644 shares of Common Stock of the Issuer. Mr. Yossi Attia has indirect beneficial ownership of the shares of Common Stock of the Issuer directly beneficially owned by CORCYRA. Pursuant to Amendment No. 2 to the Purchase Agreement, CORCYRA has agreed to purchase KPN's remaining 820,399 shares of Common Stock of the Issuer on July 2, 2007; provided, however, that upon fourteen days' prior written notice to KPN, CORCYRA may accelerate the closing to an earlier month-end date as specified in such notice. Accordingly, pursuant to Rule 13d-3(d)(1), this Statement reports beneficial ownership of 43% or 2,326,043 shares, consisting of the 1,505,644 shares of Common Stock of the Issuer that CORCYRA currently owns and the 820,399 shares of Common Stock of the Issuer to be acquired by CORCYRA. The beneficial ownership percentages reported above are based upon 5,414,370 shares of Common Stock of the Issuer issued and outstanding as of November 9, 2006. Neither CORCYRA, nor KSD own any other shares of the Issuer. Mr. Yossi Attia holds an option to purchase 100,000 shares of Common Stock of the Issuer exercisable at $3.40 per share.

         (b) CORCYRA and KSD have shared disposition and voting power with respect to 724,638 shares of Common Stock of the Issuer which it holds. Pursuant to Rule 13d-3(d)(1), CORCYRA, KSD and KPN also may be deemed to have shared disposition and voting power with respect to an additional 1,601,405 shares of Common Stock of the Issuer to be acquired by CORCYRA in accordance with Amendment No. 1 and 2 to the Purchase Agreement.

         (c) Other than as provided herein, no other transactions in the Common Stock of the Issuer were effected by CORCYRA, KSD or Yossi Attia in the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Purchase Agreement, as amended, and the Escrow Agreement as amended, KPN will retain all voting and other rights associated with the Final Shares (including the 781,006 shares purchased on December 1, 2006 until they are delivered to CORCYRA) and will continue to be the beneficial owner of the Final Shares until the Final Closing Purchase Price is paid in full; provided, however, that so long as CORCYRA is not in default in its obligations under the Purchase Agreement, as amended, and the Purchase Agreement remains in effect, KPN has agreed to vote the Final Shares in accordance with instructions from CORCYRA, so long as such instructions are received sufficiently in advance of the applicable vote and such voting would not violate applicable law or require an amendment to any filings by KPN or CORCYRA with the Securities and Exchange Commission. Notwithstanding the foregoing, KPN is not obligated to vote the Final Shares in accordance with CORCYRA's instructions in connection with any matter (i) proposed by or on behalf of CORCYRA or any of its affiliates that CORCYRA did not previously disclose to KPN in this Statement, or
(ii) as to which CORCYRA or any of its affiliates would have an interest that is different from the interests of the other stockholders of the Issuer, such as an interest that would be of a nature that would have to be disclosed pursuant to
Item 1005(d) of Regulation M-A or Item 404 of Regulation S-K, if either of such provisions were applicable.

         Under the Purchase Agreement (and the Amended Purchase Agreement), KPN has agreed to request that the Issuer grant CORCYRA registration rights over the Initial Shares at the Initial Closing which was granted on January 31, 2005 and transfer to CORCYRA at the Final Closing its registration rights that it acquired pursuant to the Amended and Restated Share Subscription Agreement dated December 13, 1999, between the Issuer, KPN and certain directors of the Issuer (the "Subscription Agreement"), a copy of which is attached hereto as Exhibit 7; provided, however, that in accordance with the terms of the Subscription Agreement, CORCYRA has undertaken to each of the parties to the Subscription Agreement in a form satisfactory to them, to be bound by all the obligations of KPN under the Subscription Agreement.

         Pursuant to the Subscription Agreement, KPN purchased from the Issuer shares of Common Stock of the Issuer and received (i) piggy-back registration rights to have such shares of Common Stock registered under the Securities Act of 1933 (the "Securities Act") in the event the Issuer proposed to register any of its securities under the Securities Act for sale to the public (except with respect to registration statements on Forms S-4, S-8 or another form not available for registering such shares to the public), and (ii) demand registration rights to request Issuer to register under the Securities Act all or a portion of such shares of Common Stock it acquired under the Subscription Agreement, subject to certain conditions as provided therein. The Subscription Agreement further provides that in the event any of the shares sold thereunder are sold or transferred by KPN, the benefit of each of the obligations undertaken by the Issuer thereunder may be assigned to the purchaser or transferee who may enforce them as if it had been named as the subscriber in the Subscription Agreement; provided, however, that the purchaser shall, as a condition of the sale or transfer, undertake to each of the parties to the Subscription Agreement in a form satisfactory to them to be bound by all of the obligations of KPN thereunder.

         Mr. Har Adir has delivered a letter to KPN, attached hereto as Exhibit 3, pursuant to which he has committed personally to fund CORCYRA's payment obligations under the Purchase Agreement, as amended.

         Other than as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among CORCYRA, KSD, or Yossi Attia and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

------------------------------- --------------------------------------------------------------------------------------
Exhibit Number                  Description
------------------------------- --------------------------------------------------------------------------------------
------------------------------- --------------------------------------------------------------------------------------
             1                  Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom
                                B.V. and CORCYRA d.o.o. (incorporated by reference to Exhibit 1 of Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February
                                8, 2005)
------------------------------- --------------------------------------------------------------------------------------
------------------------------- --------------------------------------------------------------------------------------
          2                     Amendment No. 1 to the Stock Purchase Agreement dated as of April 28, 2006 to the
                                Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom
                                B.V. and CORCYRA d.o.o. (incorporated by reference from Exhibit 1 of Amendment No. 15 to
                                Schedule 13D filed by Koninklijke KPN N.V. with the Securities and Exchange
                                Commission on May 1, 2006)
------------------------------- --------------------------------------------------------------------------------------
------------------------------- --------------------------------------------------------------------------------------
          3                     Letter dated January 28, 2005 from Moshe Har Adir to KPN Telecom B.V. (incorporated by reference to Exhibit 2 of Schedule 13D filed by the Reporting Persons with the
                                Securities and Exchange Commission on February 8, 2005)
------------------------------- --------------------------------------------------------------------------------------
------------------------------- --------------------------------------------------------------------------------------
          4                     Escrow Agreement dated as of January 28, 2005 by and between KPN Telecom B.V.,
                                CORCYRA d.o.o. and JPMorgan Chase Bank N.A. (incorporated by reference to Exhibit 3 of Schedule 13D filed by the Reporting Persons with the Securities and Exchange
                                Commission on February 8, 2005)
------------------------------- --------------------------------------------------------------------------------------
------------------------------- --------------------------------------------------------------------------------------
          5                     Amendment No. 1 dated as of April 28, 2006 to the Escrow Agreement dated as of
                                January 28, 2005 by and between KPN Telecom B.V., CORCYRA d.o.o. and JPMorgan Chase
                                Bank N.A. (incorporated by reference from Exhibit 1 of Amendment No. 15 to Schedule
                                13D filed by Koninklijke KPN N.V. with the Securities and Exchange Commission on May
                                1, 2006)
------------------------------- --------------------------------------------------------------------------------------
------------------------------- --------------------------------------------------------------------------------------
          6                     Cukierman & Co Consulting Ltd. Proposal dated December 2, 2004. (incorporated by reference to Exhibit 4 of Schedule 13D filed by the Reporting Persons with the
                                Securities and Exchange Commission on February 8, 2005)
------------------------------- --------------------------------------------------------------------------------------
------------------------------- --------------------------------------------------------------------------------------
          7                     Amended and Restated Share Subscription Agreement dated December 13, 1999 between
                                EuroWeb International Corp., KPN Telecom B.V. and certain directors of EuroWeb
                                International Corp. (incorporated by reference from Exhibit 1 of Schedule 13D of KPN
                                Telecom B.V. filed with the Securities and Exchange Commission on February 24, 2000)
------------------------------- --------------------------------------------------------------------------------------

------------------------------- --------------------------------------------------------------------------------------
Exhibit Number                  Description
------------------------------- --------------------------------------------------------------------------------------
------------------------------- --------------------------------------------------------------------------------------
          8                     Stock Purchase Agreement, dated as of August 31, 2006, by and between Moshe Har Adir,
                                CORCYRA, d.o.o., a Croatian company and Shalom Attia, on the one hand; and KSD Pacific,
                                LLC, a Nevada limited liability company, on the other hand (incorporated by reference to Exhibit 1 of Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the
                                Securities and Exchange Commission on September 5, 2006).
------------------------------- --------------------------------------------------------------------------------------
------------------------------- --------------------------------------------------------------------------------------
          9                     Amendment No. 2 dated as of December 1, 2006 to the Stock Purchase Agreement dated as of January 28, 2005, by and between KPN Telecom B.V. and CORCYRA d.o.o.
                                (incorporated by reference from Exhibit 1 of Amendment No. 16 to Schedule 13D filed by Koninklijke KPN N.V. with the Securities and Exchange Commission on December 5,
                                2006).
------------------------------- --------------------------------------------------------------------------------------
------------------------------- --------------------------------------------------------------------------------------
         10                     Amendment No. 2 dated as of December 1, 2006 to the Escrow Agreement dated as of
                                January 28, 2005, by and among KPN Telecom B.V., CORCYRA d.o.o and JPMorgan Chase
                                Bank N.A. (incorporated by reference from Exhibit 2 of Amendment No. 16 to Schedule
                                13D filed by Koninklijke KPN N.V. with the Securities and Exchange Commission on
                                December 5, 2006).
------------------------------- --------------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 8, 2006
                                  CORCYRA d.o.o.

                                  By: /s/ Yossi Attia
                                      -------------------------------------
                                      Yossi Attia, sole officer and director


                                      /s/ Yossi Attia
                                      --------------------------------------
                                      Yossi Attia, individually